UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
ARGON ST, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
040149 10 6

(CUSIP Number)
Terry L. Collins
c/o ARGON ST, Inc.
12701 Fair Lakes Circle, Suite 800
Fairfax, VA 22030
(703) 322-0881
Copy To:
Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	040149106	Page	1	of	4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terry L. Collins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,924,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		791,700(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,924,400

WITH	10	SHARED DISPOSITIVE POWER

791,700(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,716,100(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%

14	TYPE OF REPORTING PERSON

IN
(1) Shares held jointly by Dr. Collins and his wife.
(2) Includes 791,700 shares held jointly by Mr. Collins and his wife.

CUSIP No.	040149106	Page	2	of	4
Item 1. Security and Issuer
     The class of security to which this Amendment No. 3 to Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of ARGON ST, Inc. a corporation organized under the laws of Delaware (the “Company”). The Company’s principal executive office is located at 12701 Fair Lakes Circle, Fairfax, Virginia 22030.
Item 2. Identity and Background
     (a) Name: Terry L. Collins
     (b) Address: c/o ARGON ST, Inc., 12701 Fair Lakes Circle, Fairfax, Virginia 22030
     (c) Employment: Chairman, Chief Executive Officer and President, ARGON ST, Inc., a provider of defense and intelligence systems to the U.S. and foreign governments.
     (d) Certain convictions in last five years: None.
     (e) Certain proceedings in last five years: None.
     (f) Citizenship: United States of America
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 4 is hereby amended by adding the following thereto:
     On June 30, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Boeing Company, a Delaware corporation (“Parent”), and Vortex Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed to cause Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”), for $34.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to applicable withholding taxes.
     In connection with the Merger Agreement, Dr. Collins entered into a tender and voting agreement (the “Tender and Voting Agreement”) with Parent and Merger Sub whereby Dr. Collins committed, among other things, subject to the terms and conditions of the Tender and Voting Agreement, to tender all of his respective Shares in the Offer.
Item 5. Interest in Securities of the Issuer
     (a)-(b) Information as to share ownership and voting and dispositive power: Incorporated by reference from numbers 7-13 of the cover page of this Schedule 13D.
     (c) Transactions within last sixty (60) days: The information set forth in Item 4 above is incorporated herein by reference.
     (d) Other persons with rights to receive dividends or proceeds from sale: None.
     (e) Date on which reporting person ceased to beneficial owner of more than five percent: Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The description of the Tender and Voting Agreement set forth in Item 4 above, and the Tender and Support Agreement filed as Exhibit 1, are incorporated herein by reference.

CUSIP No.	040149106	Page	3	of	4
Item 7. Material to Be Filed as Exhibits

Exhibit
Number	Exhibit
1	Tender and Voting Agreement, dated as of June 30, 2010, by and among The Boeing Company, Vortex Merger Sub, Inc. and Terry L. Collins (and certain affiliates).*

*	Incorporated by reference to Exhibit 2.2 to Argon’s Form 8-K filed with the SEC on June 30, 2010.

CUSIP No.	040149106	Page	4	of	4
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.
Date: July 12, 2010

By:	/s/ Terry L. Collins
Terry L. Collins